Santiago, January 30, 2012

Via E-mail: LoS@sec.gov

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Andina Bottling Company, Inc.

Form 20-F for Fiscal Year Ended December 31, 2010

Filed June 30, 2011

Supplemental Response Submitted January 12, 2012

File No. 001-13142

Dear Ms. Jenkins,

Regarding your letter dated January 27, 2012, please be advised that Embotelladora Andina will respond to all of your comments, no later than March 1, 2012.

Best regards,

(signed)

Andrés Wainer P.

Chief Financial Officer

Embotelladora Andina S.A.